Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
          November 14, 2011
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

Re:	Eloqua Limited Amendment No. 1 to Registration Statement on Form S-1 Filed September 30, 2011 File No. 333-176484
Dear Ms. Mills-Apenteng:
     This letter is submitted on behalf of Eloqua Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on September 30, 2011 (the “Registration Statement”), as set forth in your letter dated October 25, 2011 addressed to Joseph P. Payne, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.
     The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Registration Statement).

Ms. Mills-Apenteng
United States Securities and Exchange Commission
November 14, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Accounting For Stock-Based Compensation
Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock, page 56
1.	We note your response to prior comment 14 that the discount rate is one of the most significant assumptions that would be useful to an investor in assessing the Company’s option grants, and it is determined based on the expected venture capital rate of return for a company at the Company’s stage of development. We further note that a discount rate of 35% has been used as of each valuation date. Please disclose the factors you considered in determining that the Company’s stage of development has not changed during the period January 2009 through August 2011, taking into account the Company’s growth in revenues during this period and the longer operating history.

RESPONSE: The Company has revised the disclosure on page 57 of Amendment No. 2 in response to the Staff’s comment.

2.	We note your disclosures that the increase in market multiples has been a contributing factor to the increase in fair value of your common stock during the past year. Tell us what consideration you have given to disclosing the multiples used in your market-based approach for each valuation performed during the past year. Further, tell us how the benchmarked companies used in the IPO scenario compare to the group of similar publicly traded companies you used to determine volatility.

RESPONSE: The Company respectfully advises the Staff that, in considering whether to disclose the referenced market multiples, the Company determined that Timan, LLC’s subjective analysis, which takes into account a market-based valuation of the Company’s common stock (together with several other valuation methods) based upon various assumptions with respect to revenue, earnings and current market conditions, was designed to value the Company’s common stock for the purposes of grant date fair value in connection with compensatory equity grants and not for the purposes of an investor’s determination of the price per share in an eventual initial public offering (“IPO”). The Company believes that an investor’s evaluation of the price per share in an IPO takes into account several additional factors, including an analysis of projected revenues, industry growth and then-current market conditions. As a result, the Company has determined not to disclose these historical multiples because it believes these metrics do not necessarily provide an investor with a meaningful analysis of, and may in fact place undue reliance upon these metrics with respect to, an investment in its common stock upon a future IPO. The Company further advises the Staff that it believes the other financial and business information in Amendment No. 2 provides an investor with the requisite objective information to independently determine the value of its common stock upon an IPO and that, upon consultation with the underwriters, the Company will eventually provide investors with its determination of the appropriate market valuation when it includes a price range in the preliminary prospectus used in connection with an IPO. The Company believes that this valuation, and not that of Timan, LLC, will provide investors with the most meaningful assessment of its determination of the estimated market price of its common stock in connection with a public offering.

The Company supplementally provides to the Staff the referenced market multiples as set forth below (EV means Enterprise Value):

Valuation Date	M&A Scenario	IPO Scenario
December 31, 2010	3.8x EV/Revenue	8.3x EV/Gross Profit 32.8x EV/EBITDA
February 28, 2011	3.8x EV/Revenue	6.3x EV/Gross Profit
June 30, 2011	4.3x EV/Revenue	5.15x EV/Revenue
July 25, 2011	4.3x EV/Revenue	5.15x EV/Revenue
August 22, 2011	4.3x EV/Revenue	3.84x EV/Revenue
October 30, 2011	4.3x EV/Revenue	4.5x EV/Revenue
The Company further advises the Staff that the benchmarked companies used in the IPO scenario consist of the same group of companies used to determine the Company’s estimated volatility.
Results of Operations
Comparison of Years Ended December 31, 2008, 2009 and 2010
Income Tax Benefit (Expense), page 70
3.	Please disclose any uncertainties relating to your intercompany service contracts and ultimate realization of your deferred tax assets that you reasonably expect could have a material unfavorable impact on future results of operations.

RESPONSE: The Company respectfully advises the Staff that it does not believe there are material uncertainties relating to the intercompany service contracts and the ultimate realization of the Company’s deferred tax assets because (1) the pricing for the intercompany service contracts is supported by a third-party study at a cost plus markup,

Ms. Mills-Apenteng
United States Securities and Exchange Commission
November 14, 2011

(2) it is anticipated that sufficient profits will be generated under the agreements to ultimately realize the deferred tax assets in light of the expected continuation of the level of personnel in Canada providing intercompany services, and (3) portions of the deferred tax assets relate to items that do not expire under current Canadian tax law, such as Scientific Research and Experimental Development expenditures and items with a 20-year life such as net operating losses and investment credits as set forth in footnote 10 to the Company’s consolidated financial statements for the year ended December 31, 2010.
Business, page 79
4.	Please expand your disclosure in the relevant sections to briefly disclose, consistent with your response to prior comment 23, the criteria used in selecting the representative lists of customers on pages 2, 80 and 92.

RESPONSE: The Company has revised the disclosure on pages 2, 80 and 92 of Amendment No. 2 in response to the Staff’s comment.

5.	Please revise your disclosure to define your reference to “deep” customer relationships in a manner consistent with your response to prior comment 24, as the meaning of this subjective term in the context used is unlikely to be universally understood.

RESPONSE: The Company has revised the disclosure on pages 3 and 84 of Amendment No. 2 in response to the Staff’s comment.
Customer Case Studies, page 93
6.	We have reviewed the e-mail strings you submitted in response to comment 25 and we reissue our comment. As previously requested, please provide us with appropriate written statements on company letterhead from an executive of each of the companies featured as a case study. The statement from each executive should identify the name and title of the executive and should indicate that they have read the applicable prospectus text and that the prospectus text concerning their company and its experiences with your products and services is accurate and complete.

RESPONSE: The Company is supplementally providing to the Staff, under separate cover contemporaneously herewith, the approvals the Company has received from each of the customers referenced in the case studies to use their case studies in the Registration Statement.
Alliances, page 95
7.	We refer to prior comment 26. Tell us whether you considered expanding your description of the terms of any written agreements you have with your partners so as to discuss such material terms as the term of the agreements and termination provisions.

Ms. Mills-Apenteng
United States Securities and Exchange Commission
November 14, 2011

RESPONSE: The Company has revised the disclosure on page 95 of Amendment No. 2 in response to the Staff’s comment. The Company supplementally advises the Staff that none of the partner agreements are material to the Company’s business.
Legal Proceedings, page 101
8.	We refer to prior comment 28. In light of your response that the monetary damages sought by the plaintiff exceed 10% of your current assets on a consolidated basis, there does not appear to be a basis for your statement that you do not believe that any legal proceedings, if determined adversely to you, would individually or in the aggregate have a material adverse effect on your business, operating results, financial condition or cash flows. Please revise or advise. Please also clarify your disclosures accordingly in your Legal Matters note on page F-41, and tell us what consideration you have given to disclosing any uncertainties resulting from an adverse outcome that are reasonably likely to have an impact on your liquidity in your Liquidity and Capital Resources discussion on page 74.

RESPONSE: The Company has revised the disclosure on pages 74, 101, F-26 and F-41 of Amendment No. 2 in response to the Staff’s comment. The Company supplementally advises the Staff that it believes that iHance has alleged an amount of monetary damages that bears no relation to, and that is well in excess of, the Company’s reasonable assessment of monetary damages, if any, that could be calculated from the claims asserted. Notwithstanding the prior sentence, the Company intends to vigorously defend the suit and continues to believe that it has valid defenses to the claims

9.	In addition, please tell us what consideration you gave to disclosing the amount of monetary damages sought by iHance, if known.

RESPONSE: As noted in the Company’s response to Comment 8 above, the Company believes that iHance has alleged an amount of monetary damages that bears no relation to, and that is well in excess of, the Company’s reasonable assessment of monetary damages, if any, that could be calculated from the claims asserted. In light of this assessment by the Company and the Company’s belief that it has valid defenses to the claims asserted, the Company further believes that disclosing the monetary damages sought by the plaintiff in the iHance litigation would be misleading to investors and, accordingly, the Company has determined not to disclose the amount of monetary damages sought in the Registration Statement.
Executive Compensation
Cash Performance Bonuses, page 112
10.	Please refer to prior comment 29. Please describe the specific elements of individual performance that resulted in an increase in Mr. Clarke’s base salary for 2011.

Ms. Mills-Apenteng
United States Securities and Exchange Commission
November 14, 2011

RESPONSE: The Company respectfully advises the Staff that it believes the specific elements of individual performance that resulted in an increase in Mr. Clarke’s base salary for 2011 are described in the paragraph above the table on page 112 of Amendment No. 2.
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Ms. Mills-Apenteng
United States Securities and Exchange Commission
November 14, 2011

     If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1568.

Sincerely,
/s/ Christopher J. Austin
Christopher J. Austin

Enclosures

cc:	Joseph P. Payne, Eloqua Limited Don E. Clarke, Eloqua Limited David V. Cappillo, Goodwin Procter LLP